

January 22, 2007

Mr. Gary Cope
President and Chief Executive Officer
Orko Silver Corp.
2610-1066 West Hastings Street
Vancouver, British Columbia, Canada V6E 3X2

> **RE:** **Orko Silver Corp.**
> **Amendment No. 3 to Registration Statement on Form 20-F**
> **Filed January 5, 2007**
> **File No. 0-51923**

Dear Mr. Cope:

We have reviewed your filing and response letter dated January 5, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A3 Filed January 05, 2007

Financial Statements

Note 10 - Differences Between Generally Accepted Accounting Principles in Canada and the United States

1. We have read the revisions you made to your impairment testing policy under Canadian and U.S. GAAP in response to prior comment 3. Although you state that you test your mineral properties for recoverability "…whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable," you also state that there were no such events or changes in circumstances during 2004 or 2005, indicating that you have not conducted any impairment tests of your mineral properties as of the end of each of those years.

We also note that you did not address your view on any possible value beyond proven and probable reserves that would be part of conducting impairment testing under SFAS 144, pursuant to the guidance in EITF 04-3.

Please understand that since you report both operating and cash flow losses for each of the years presented, the guidance in paragraph 8(e) of SFAS 144 requires that you test your long-lived assets for recoverability. Therefore, it will be necessary for you to perform impairment testing for U.S. reporting purposes, under SFAS 144 and EITF 04-3, using information that was available at the balance sheet dates for these periods, and to document your conclusions. Please proceed with your testing, make any necessary arrangements with your auditors, and revise your accounting and disclosures as necessary. We suggest that you contact us by telephone if you require further clarification.

Closing Comments

We remind you that the Form 20-F registration statement becomes effective automatically under the Exchange Act 60 days from the date of filing, and the Exchange Act reporting requirements become operative at that time.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief

cc: L. Dang
       G. Schuler
       J. Wynn

       <u>via facsimile</u>
       Mr. Ross Wilmot
       (604) 684-4601